UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Cosan S.A.
(Name of Issuer)

Common shares, without par value (the “Shares”) and American Depositary Shares (the “ADSs”) (as evidenced by American Depositary Receipts), each representing four Shares
(Title of Class of Securities)

22113B 103**
(CUSIP Number)

Mr. Rubens Ometto Silveira Mello

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo, SP 04538-132, Brazil

(55)(11) 3897-9797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP number is for the ADSs. No CUSIP number exists for the underlying Shares, because such Shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	22113B 103

1	NAME OF REPORTING PERSON Queluz Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 109,532,628 – See Item 5
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 109,532,628 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,532,628 common shares – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (1)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)       This percentage is calculated based on 1,868,617,585 common shares, no par value, outstanding as of May 4, 2022, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	22113B 103
1	NAME OF REPORTING PERSONS Aguassanta Investimentos S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 562,682,406 – See Item 5
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 562,682,406 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,682,406 common shares – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.11% (1)
14	TYPE OF REPORTING PERSON HC

(1)	This percentage is calculated based on 1,868,617,585 common shares, no par value, outstanding as of May 4, 2022, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	22113B 103
1	NAME OF REPORTING PERSONS Aguassanta Negócios S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 20,268 – See Item 5
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 20,268 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,268 common shares – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14	TYPE OF REPORTING PERSON HC

(1)	This percentage is calculated based on 1,868,617,585 common shares, no par value, outstanding as of May 4, 2022, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	22113B 103
1	NAME OF REPORTING PERSONS Rio das Pedras Ações
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 77,640 – See Item 5
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 77,640 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,640 common shares – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14	TYPE OF REPORTING PERSON HC

(1)	This percentage is calculated based on 1,868,617,585 common shares, no par value, outstanding as of May 4, 2022, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	22113B 103
1	NAME OF REPORTING PERSON Rubens Ometto Silveira Mello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 672,312,942 – See Item 5
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 672,312,942 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,312,942 common shares – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.98% (1)
14	TYPE OF REPORTING PERSON (See Instructions) HC/IN

(1)       This percentage is calculated based on 1,868,617,585 common shares, no par value, outstanding as of May 4, 2022, as reported by Cosan S.A. in its annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to common shares, no par value (the “Shares”) of Cosan S.A. (the “Issuer”), a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, ZIP Code 04538-132, Brazil. The Issuer’s American depositary shares (“ADSs”), each representing four Shares, are listed on the New York Stock Exchange under the symbol “CSAN.”

This statement amends and restates the statement on Schedule 13D filed by the Reporting Persons (as defined below) and certain other entities controlled by Mr. Rubens Ometto Silveira Mello (“Mr. Mello”) relating to the Class A common shares, par value $0.01 of the Issuer’s predecessor, Cosan Limited, on October 29, 2008, as last amended by Amendment No. 9 to the statement on Schedule 13D filed on June 14, 2018. On March 8, 2021, the Cosan group completed an internal reorganization whereby Cosan S.A. became the successor in interest to Cosan Limited. Pursuant to Rule 13d-1(j) under the Exchange Act, in presenting this statement, the Reporting Persons have relied on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

The following entities were controlled by Mr. Mello: Queluz Holdings Limited, a business company organized under the laws of the British Virgin Islands (“Queluz”), Rio das Pedras Ações, an equities fund organized under the laws of Brazil (“Rio das Pedras”), Usina Bom Jesus S.A. Açúcar e Álcool, a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil (“UBJ”) and MSOR Participações S/A, a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil (“MSOR”).  As a result of internal corporate reorganizations, MSOR merged into UBJ, which in turned merged into Aguassanta Participações S.A. (“AS Participações”).  In addition, Aguassanta Investimentos S.A., a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil (“AS Investimentos”), and Aguassanta Negócios S.A., a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil (“AS Negócios”), were incorporated as subsidiaries of AS Participações and into which AS Participações contributed its entire equity interest in the Issuer.  As a result, Queluz, AS Investimentos, AS Negócios and Rio das Pedras are now the Issuer’s shareholder entities controlled by Mr. Mello.

Pursuant to Rule 13d-1(j) under the Exchange Act, in presenting this statement, the Reporting Persons (as defined below) have relied on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly on behalf of each of (i) Queluz, (ii) AS Investimentos, (iii) AS Negócios, (iv) Rio das Pedras and (v) Mr. Mello (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 3, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.

(b)	The address of the principal office of Queluz is Mercy Building, 2nd floor, Purcell Estate, Road Town, Tortola, British Virgin Islands. The address of the principal office of AS Investimentos is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The address of the principal office of AS Negócios is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The address of the principal office of Rio das Pedras is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. The business address for Mr. Mello is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. The name, business address, present principal occupation or employment, principal business address of such employer (if not Queluz, AS Investimentos, AS Negócios or Rio das Pedras) and citizenship of each director and controlling person of Queluz, AS Investimentos, AS Negócios or Rio das Pedras is set forth in Schedule A.

(c)	Each of Queluz, AS Investimentos and AS Negócios is a holding company, and Rio das Pedras is an equities fund, which principal business is investing in securities of the Issuer and its affiliates. Mr. Mello is the chairman of the board of the directors of the Issuer and the controlling shareholder of each of Queluz, AS Investimentos, AS Negócios and Rio das Pedras.

(d)-(e)During the last five years, none of the Reporting Persons, and to the best of knowledge of each Reporting Person, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)	Queluz is organized under the laws of the British Virgin Islands. Each of AS Investimentos, AS Negócios and Rio das Pedras is organized under the laws of Brazil. Mr. Mello is natural person holding Brazilian citizenship.

Item 3.	Source and Amount of Funds or Other Consideration.

As a result of the corporate reorganization, the holders of Class A common shares of Cosan Limited received ADSs from the Issuer and holders of Class B common shares issued by Cosan Limited received Shares based upon the exchange ratio of one ADS (considering that, at the time, each ADS represented one Share) for each 0.772788 Class A common share issued by Cosan Limited. The Reporting Persons received 27,627,555 ADSs and 140,562,978 common shares (totaling 168,190,533 common shares, including the common shares represented by ADSs) of the Issuer.

Item 4.	Purpose of Transaction.

The corporate reorganization was carried out as part of an effort to streamline the Issuer’s operations and enhance its corporate structure by making the Issuer the sole holding company of its group.

The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities.

Mr. Mello is the chairman of the board of the directors of the Issuer and the controlling shareholder of each of Queluz, AS Investimentos, AS Negócios and Rio das Pedras. Each of the Shares entitles its holder to one vote. Mr. Mello controls 35.98% of the Issuer’s issued and outstanding share capital and voting power by virtue of his beneficial ownership and control of 672,312,942 of the Issuer’s Shares (including the common shares represented by ADSs).

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C)  acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (D) encourage (including, without limitation, through their designees on the Issuer's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer's capitalization or dividend policy, (iii) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (iv) changing the Issuer’s by-laws, and (v) other changes to the Issuer's business or structure. In addition, the directors of the Issuer who are affiliated with Mr. Mello may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer’s organizational documents.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i)	Queluz beneficially owns, and has shared power to vote or dispose of, 109,532,628 Shares, representing 5.86% of the outstanding Shares of the Issuer;

(ii)	AS Investimentos beneficially owns, and has shared power to vote or dispose of 562,682,406 Shares, representing 30.11% of the outstanding Shares of the Issuer;

(iii)	AS Negócios beneficially owns, and has shared power to vote or dispose of 20,268 Shares, representing 0.00% of the outstanding Shares of the Issuer;

(iv)	Rio das Pedras beneficially owns, and has shared power to vote or dispose of 77,640 Shares, representing 0.00% of the outstanding Shares of the Issuer; and

(v)	Mr. Mello beneficially owns, and has shared power to vote or dispose of 672,312,942 Shares, representing 35.98% of the outstanding Shares of the Issuer (by virtue of his beneficial ownership and control of Shares owned by Queluz, AS Investimentos, AS Negócios and Rio das Pedras).

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c)	Transactions in Shares effected by the Reporting Persons on behalf of Mr. Mello in the last sixty days, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Deed of Merger Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.13 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

Exhibit 2: English translation of the Merger and Justification Protocol between Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.14 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

Exhibit 3: Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: June 14, 2022

QUELUZ HOLDINGS LIMITED

By:	/s/ Rubens Ometto Silveira Mello
	Name:	Rubens Ometto Silveira Mello
	Title:	Director and President

By:	/s/ Burkhard Otto Cordes
	Name:	Burkhard Otto Cordes
	Title:	Director and Vice-President

AGUASSANTA INVESTIMENTOS S.A.

By:	/s/ Rubens Ometto Silveira Mello
	Name:	Rubens Ometto Silveira Mello
	Title:	Director and President

By:	/s/ Burkhard Otto Cordes
	Name:	Burkhard Otto Cordes
	Title:	Director and Vice-President

AGUASSANTA NEGÓCIOS S.A.

By:	/s/ Rubens Ometto Silveira Mello
	Name:	Rubens Ometto Silveira Mello
	Title:	Director and President

By:	/s/ Burkhard Otto Cordes
	Name:	Burkhard Otto Cordes
	Title:	Director and Vice-President

RIO DAS PEDRAS AÇÕES

By:	/s/ Rubens Ometto Silveira Mello
	Name:	Rubens Ometto Silveira Mello
	Title:	Director and President

By:	/s/ Burkhard Otto Cordes
	Name:	Burkhard Otto Cordes
	Title:	Director and Executive Officer

RUBENS OMETTO SILVEIRA MELLO
/s/ Rubens Ometto Silveira Mello

SCHEDULE A-1

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
QUELUZ HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Queluz Holdings Limited (“Queluz”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Queluz. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Directors
Ruben Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Executive Officers (Who are not Directors)
All Executive Officers are Directors.

(1)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-2

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
AGUASSANTA INVESTIMENTOS S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Aguassanta Investimentos S.A. (“AS Investimentos”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to AS Investimentos. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Directors
Ruben Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Executive Officers (Who are not Directors)
All Executive Officers are Directors.

(1)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-3

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
AGUASSANTA NEGÓCIOS S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Aguassanta Negócios S.A. (“AS Negócios”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Brigadeiro Faria Lima, 4100 – 16th floor, São Paulo, SP 04538-132, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to AS Negócios. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Directors
Ruben Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Executive Officers (Who are not Directors)
All Executive Officers are Directors.

(1)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-4

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
RIO DAS PEDRAS AÇÕES

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Rio das Pedras Ações (“Rio das Pedras”) are set forth below. If no business address is given, the director’s or officer’s business address is Rua Cezira Giovanoni Moretti, 955, 2nd floor, Piracicaba, SP 13414-157, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Rio das Pedras. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Directors
Ruben Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Sylvio Klein Trompowsky Heck	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address of Employer(1)
Executive Officers (Who are not Directors)
All Executive Officers are Directors.

(1)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER EFFECTED DURING THE LESSER OF THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the last sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share (R$)
March 25, 2022	244,398	20.4503